Exhibit (a)(1)(E)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

MOBILEYE N.V.

at

$63.54 per share

by

CYCLOPS HOLDINGS, LLC

a wholly owned subsidiary of

INTEL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 21, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

April 5, 2017

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated April 5, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) in connection with the offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), to purchase all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a purchase price of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer.

We or our nominees are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the Letter of Transmittal.

If you determine to tender your Shares in the Offer, we also request instructions as to whether you are eligible for an exemption from Israeli withholding tax by completing the enclosed Declaration of Status for Israeli Income Tax Purposes (the “Declaration Form”). In this respect, as more fully described in the Offer to Purchase, pursuant to Israeli tax law, Purchaser will be required to withhold up to 25% from the cash payment (if any) made to you with respect to Shares tendered by you and accepted for payment by Purchaser pursuant to the Offer, unless you are either (1) eligible for a full exemption from such tax and complete and submit to us the Declaration Form together with your tender instructions, or (2) otherwise eligible for an exemption or a more favorable Israeli withholding tax rate. We are (or our nominee is) the holder of record of Shares held by us for your account and therefore, you may submit the Declaration Form only to us and by doing so, you also acknowledge that we may forward such form (as well as related information) to Purchaser, the Depositary (as defined below), the Information Agent (as defined in the Offer to Purchase) and any person authorized by Purchaser.

The gross proceeds payable to a tendering Mobileye shareholder in the Offer will generally be subject to Israeli withholding tax at the source. Mobileye and Purchaser have obtained a ruling from the Israeli Tax Authority (the “ITA”), with respect to the Israeli withholding tax obligations applicable to Mobileye shareholders as a result of the purchase of Shares in the Offer.

As described in Section 5 of the Offer to Purchase, the approval provides, among other things, that (1) payments made to non-Israeli brokers with respect to tendering Mobileye shareholders who certify that they (a) hold less than 5% of the outstanding Mobileye shares, (b) acquired their Mobileye shares on or after January 1, 2009, and (c) are currently, and at the time they acquired their Mobileye shares were, non-Israeli residents for Israeli tax purposes, and provide the required signed declarations to such effect, will be exempt from Israeli withholding tax; (2) payments made to eligible Israeli brokers or Israeli financial institutions with respect to tendering Mobileye shareholders who hold less than 5% of the outstanding Mobileye shares and acquired their Mobileye shares on or after January 1, 2009, will be exempt from Israeli withholding tax by the Purchaser, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, as required under Israeli law; and (3) payments made with respect to tendering Mobileye shareholders not described in sections (1) and (2) above will be subject to Israeli withholding tax, unless they provide a valid certificate issued by the ITA providing for a specific exemption from withholding or for a reduced withholding tax rate. See Section 5 of the Offer to Purchase, which also sets forth important information with respect to U.S. backup withholding taxes.

You are urged to consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the procedure for obtaining such tax reduction or exemption, or a tax refund). See Section 5 of the Offer to Purchase, which also sets forth important information with respect to U.S. backup withholding taxes.

Please note carefully the following:

1. The Offer Consideration for the Offer is $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash.

2. The Offer is being made for all outstanding Shares.

3. The Offer is being made pursuant to that certain Purchase Agreement, dated as of March 12, 2017 (as it may be amended from time to time, the “Purchase Agreement”), by and among Intel, Mobileye and Cyclops Holdings, Inc., a wholly owned subsidiary of Intel that was converted into Cyclops Holdings, LLC, a Delaware limited liability company, on April 4, 2017. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on June 21, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the New York Stock Exchange will be terminated, Mobileye will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Mobileye’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates has elected to (a) exercise its right to purchase such number of newly issued ordinary shares of Mobileye so as to increase Purchaser’s ownership by 15% of the total ownership of ordinary shares of Mobileye after giving effect to such purchase or (b) effectuate the Asset Sale (as defined below), Purchaser will extend the Subsequent Offering Period for at least five business days (the “Minority Exit Offering Period”). Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Intel or Purchaser may effectuate or cause to be effectuated, at Intel’s or Purchaser’s election, a corporate reorganization of Mobileye and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of Mobileye’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes. Notwithstanding the foregoing, in the event that the Compulsory Acquisition (as defined below) is implemented, then the Dutch Court (as defined below) will determine the price to be paid for the non-tendered Shares. Although Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Mobileye shareholders who tendered their Shares to Purchaser in the Offer (the “Offer Payment Date”), provided that Purchaser has acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date or (ii) under certain circumstances, including when Purchaser has not acquired at least 95% of Mobileye’s issued capital (geplaatst kapitaal) as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Mobileye Shares. The end of the period for the calculation of the Dutch Statutory Interest would be on the date Purchaser pays for the Shares then owned by the non-tendering Mobileye shareholders. As a result of the Post-Offer Reorganization, Mobileye will either be liquidated or become wholly owned by Purchaser.

Purchaser and Intel may effectuate or cause to be effectuated, at Purchaser’s or Intel’s election, the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM (as defined below) a sale of all or substantially all of the assets of Mobileye to, and the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) and, as soon as practicable following the consummation of the Asset Sale, completing the Post-Offer Reorganization by the Liquidation (as defined below) and, as soon as practicable following the consummation of the Asset Sale, the Second Step Distribution (as defined below) or (b) if permissible under applicable law, the Compulsory Acquisition.

Under the Purchase Agreement, Mobileye (which is a tax resident of Israel) has agreed, as soon as reasonably practicable after the execution of the Purchase Agreement, and in consultation with Intel and Purchaser, to prepare and file with the ITA an application for a ruling or rulings in form and substance reasonably acceptable to Intel and Purchaser that (a) exempts Intel, Purchaser and Mobileye from Israeli tax with respect to the Asset Sale, the Second Step Distribution and the Liquidation, taking into account all relevant related steps (including the possible conversion of Mobileye from a Naamloze Vennootschap or N.V. to a Besloten Vennootschap met

Beperkte Aansprakelijkheid or B.V. following the Asset Sale) and (b) provides that the Asset Sale will not adversely affect the remaining duration or the extent of the incentives available to Mobileye and its subsidiaries resulting from the status of a “Preferred Enterprise” and/or “Benefitted Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959, or require any recapture of any previously claimed incentive, and that the entitlement of Mobileye or any of its subsidiaries to any such incentive shall be preserved despite the Asset Sale (clauses (a) and (b) together, the “Pre-Wired Asset Sale Ruling”).

If the ITA issues the Pre-Wired Asset Sale Ruling and Mobileye shareholders have approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions (as defined below), and if Purchaser and Intel elect to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution, and if the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) (or 80%, if the Mobileye shareholders have not approved the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions), then the cash consideration paid by Purchaser (or an affiliate of Purchaser) to Mobileye in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Mobileye shareholders as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) Mobileye will hold only the cash received in the Asset Sale; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Mobileye’s business operations and (ii) be the principal shareholder in Mobileye; and (c) the non-tendering Mobileye shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Purchaser (or an affiliate of Purchaser) would then complete the Post-Offer Reorganization by causing Mobileye to be liquidated in accordance with applicable Dutch procedures (the “Liquidation”), with Purchaser (or an affiliate of Purchaser) providing an indemnity or guarantee to the liquidator in respect of the Liquidation for any deficit in the estate of Mobileye to enable the liquidator to make an immediate advance distribution in cash (the “Second Step Distribution”) to a depositary on behalf of each non-tendering Mobileye shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Intel or its affiliates, represents less than 100% but at least 95% of Mobileye’s issued capital (geplaatst kapitaal), and Purchaser and Intel elect to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) of non-tendered shares as provided by Dutch law (the “Compulsory Acquisition”) of Shares held by non-tendering Mobileye shareholders in accordance with Section 2:92a or Section 2:201a of the DCC. While Intel and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to, or less than the Offer Consideration (with such price potentially being increased by Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Mobileye shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of Mobileye.

It is possible that Purchaser may not be able to implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in the Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Mobileye shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

The applicable withholding taxes (including Israeli dividend withholding taxes) and other taxes, if any, imposed on Mobileye shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) may be different from, and greater than, the taxes imposed upon such Mobileye shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period). Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Offer Reorganization.

After careful consideration, the board of directors (bestuur) of Mobileye (the “Mobileye Board”) has unanimously (other than the executive directors of Mobileye, Professor Amnon Shashua and Mr. Ziv Aviram, who abstained, due to potential conflicts of interest) (a) determined that the Purchase Agreement and certain of the transactions contemplated thereby are in the best interests of Mobileye, its business and its shareholders, employees and other relevant stakeholders, and (b) approved and adopted the Purchase Agreement and approved certain of the transactions contemplated thereby.

The Mobileye Board recommends that Mobileye shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Mobileye Board recommends that you vote “for” each of the items that contemplate a vote of Mobileye shareholders at the extraordinary general meeting of Mobileye shareholders (the “EGM”), which will be combined with Mobileye’s 2017 annual general meeting, scheduled to be held on June 13, 2017, at 3:00 p.m. Central European Time at the Waldorf Astoria Amsterdam, Herengracht 542 – 556, 1017 CG Amsterdam, The Netherlands. At the EGM, Mobileye shareholders will be requested to vote on approval of (a) the Asset Sale and the Liquidation, including the appointment of a liquidator of Mobileye effective as of the time of the Liquidation (collectively, the “Pre-Wired Asset Sale Resolutions”), (b) certain amendments to Mobileye’s articles of association to become effective after the Offer Closing, including the conversion of Mobileye from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law (the “Conversion Resolutions”), (c) the appointment of directors designated by Purchaser to the Mobileye Board to replace certain current directors of Mobileye who will resign from the Mobileye Board effective as of the Offer Closing, and (d) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the Mobileye Board approved the Offer and recommended that Mobileye shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye that Mobileye is furnishing to Mobileye shareholders in connection with the Offer.

4. The Offer is subject to certain conditions described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

5. Tendering Mobileye shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses except as set forth in the Offer to Purchase or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer.

If you wish to have us tender any or all of your Shares, then please (1) so instruct us by completing, executing, detaching and returning to us the Instruction Form on the detachable part hereof, and (2) if applicable to you, complete, execute and return to us the Declaration Form enclosed to this letter. Alternatively, if you are deemed a “Resident of Israel” for tax purposes or are otherwise not entitled to an exemption on the basis of the Declaration Form you may be able to provide together with your Instruction Form a valid certificate issued by the ITA providing for an exemption from withholding or for a reduced withholding tax rate that will be in effect as of the date of actual payment for sale of Mobileye shares. Please note that any exemption from withholding or reduced withholding rate on the basis of such certificate shall be subject to review and approval by

Purchaser and/or its advisors, and that under the terms of the ITA approval, in such circumstance a specific certificate relating to the sale of Mobileye shares will be required and a general exemption for “services and assets” may not be relied upon for an exemption or reduced rate of withholding. Failure to provide a duly executed Declaration Form or a valid certificate before the Expiration Date may subject the holder to up to 25% Israeli income tax withholding on the purchase price. Once the Offer Closing occurs and the sale of Mobileye shares is confirmed, there will be no further opportunity to provide a valid certificate or remedy any deficiencies in a certificate that has already been provided, including in the event that a certificate limited in time is no longer in effect as of the date of payment. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, then all such Shares will be tendered unless otherwise specified on the Instruction Form.

Your prompt action is requested. Your Instruction Form (and Declaration Form or valid certificate for an exemption from withholding or for a reduced withholding tax rate, if applicable) should be forwarded to us in ample time to permit us to submit the tender and, if you completed the Declaration Form or provided a valid certificate, provide for an exemption from Israeli withholding tax (or reduced rate of withholding) on your behalf before the Expiration Time.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) Mobileye shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to Mobileye shareholders in such jurisdiction in compliance with applicable law. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

INSTRUCTION FORM

With Respect to the Offer To Purchase For Cash

All Outstanding Ordinary Shares of

MOBILEYE N.V.

at

$63.54 per share

by

CYCLOPS HOLDINGS, LLC

a wholly owned subsidiary of

INTEL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 21, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated April 5, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), in connection with the offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), to purchase all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a purchase price of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer.

The undersigned hereby instruct(s) you to tender to Purchaser the number of Shares indicated below or, if no number is indicated, all Shares held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer. The undersigned understands and acknowledges that all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The method of delivery of this document is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time (as defined in the Offer to Purchase).

Dated:
Number of Shares to be Tendered:	Shares*
Account Number:[1]	Signature(s):
Capacity**:

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[1]	Note to AST: Please confirm what is required here.

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*	Unless otherwise indicated, you are deemed to have instructed us to tender all Shares held by us for your account.
**	Please provide if signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity.

Please return this form to the brokerage firm or other nominee maintaining your account.